Evermore Funds Trust
c/o U.S. Bancorp Fund Services LLC
 615 East Michigan Street
Milwaukee, WI 53202

November 2, 2016

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re            Evermore Funds Trust
(1933 Act Registration No. 333-162066)
(1940 Act Registration No. 811-22335)

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to oral comments provided by the U.S. Securities and Exchange Commission (“SEC”) on October 6, 2016, regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending December 31, 2015 (the “Annual Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follows:

Annual Report filed March 2, 2016

1.	SEC Comment: The Staff notes that as of the date of the Annual Report, 29.6% of the Evermore Global Value Fund’s holdings were within the Financials sector, and the Fund’s two previous years’ annual report filings also reflect similar concentrations within the Financials sector. The Staff further notes that the Fund’s Prospectus does not address the risks of investing in the Financials sector. Please update the risk disclosures within the Fund’s Prospectus in the future to address the risks of investing in the Financials sector.

Response:  The Trust undertakes to make the requested revision in the next regular update to the Fund’s Prospectus.

2.	SEC Comment: The Staff notes the Fund reported use of purchased options and forward currency contracts during the period of the Annual Report; however, there is no mention of these instruments in the Management’s Discussion of Fund Performance (“MDFP”) in the shareholder letter contained within the Annual Report. In the future the MDFP should include discussion related to investments in derivatives to the extent necessary to conform to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010 (the “Barry Miller Letter”), specifically including discussion of impact of the Fund’s use of derivatives on the Fund’s performance during the past fiscal year (if material), consistent with the operations reflected in the financial statements.

Response:  The Trust undertakes to make the requested revision in future reports.

3.	SEC Comment: Note 2(B) of the Notes to the Financial Statements within the Annual Report states the Fund “may” utilize certain derivatives, and includes a list of the types of derivatives that may be used. The Staff notes, however, that FASB ASC 815 and the Barry Miller Letter require that the Notes to Financial Statements include further detail, specifying how and why derivatives were used by the Fund during the period of the Annual Report. In future reports, include disclosure on how and why the Fund may invest in derivatives, in accordance with FASB ASC 815 and the Barry Miller Letter.

Response:  The Trust undertakes to make the requested revision in future reports.

4.	SEC Comment: In future reports, ensure that the expense ratios reported in the Expense Example reflect expenses for the Fund’s most recent six months of operation annualized, in accordance with Instruction 1(c) to Item 27(d)(1) of Form N-1A, as opposed to annual expense ratios.

Response: The Trust undertakes to make the requested revision in future reports.

5.	SEC Comment: The Staff notes the chart detailing Performance Information on page 19 of the Annual Report includes the performance of $10,000 for both the Investor Class and Institutional Class of the Fund, although the minimum initial investment amount for the Institutional Share Class is $1 million. Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A requires that the line graph be based on the Fund’s minimum initial investment if that amount exceeds $10,000. In future reports, consider removing the Institutional Class performance information entirely from the line graph. If the Fund elects to include the line graph for both share classes of the Fund in future reports, the Institutional Class should be shown in a separate chart based on the minimum $1 million initial investment in the Fund’s Institutional Class, in accordance with Instruction 1(d) to Form N-1A Item 27(b)(7)(ii)(A).

Response: The Trust undertakes to revise the performance line graph in future reports to conform to the requirements set forth in Item 27(b)(7)(ii)(A) of Form N‑1A.

6.	SEC Comment: With respect to the Statements of Assets and Liabilities on page 27 of the Annual Report, the Staff notes the “Net asset value, and redemption price per share” is reported for both share classes. The Staff further notes the redemption price could differ from the net asset value if shares are redeemed within the period that the redemption fee is applied. In future reports, report the net asset value and redemption price per share for each class of the Fund separately or alternatively disclose in a footnote that the redemption price per share and net asset value could differ based on the length of time a share of the Fund is held.

Response:  The Trust undertakes to make the requested revision in future reports by disclosing the potential difference between price per share and net asset value within a footnote to the Statement of Assets and Liabilities.

7.	SEC Comment: Within the Annual Report, the Staff notes that several expense ratios are reported, with some including interest and dividend expenses and others excluding interest and dividend expenses. Within the Financial Highlights, the difference for the Investor Class between these expense ratios is 0.18%, while the Statement of Operations shows the difference to be 0.11% and only discloses dividend fees. Please clarify the discrepancy and consider including interest expenses, if any, within the Statement of Operations in future reports. Please note that this comment also relates to any future filings made in accordance with Form N-1A.

Response:  The Trust notes that, for the Annual Report, the Fund reported interest expenses within the Custody Fees line item within the Statement of Operations, rather than individually disclosing interest expenses. In future reports, the Trust undertakes to disclose interest expenses within the Statement of Operations as a separate line item (if material).

8.	SEC Comment: Consider including disclosure in the Notes to Financial Statements (specifically the “Organization” note) stating whether the Fund is diversified or non-diversified. The Staff notes in a previous correspondence filed with the SEC on March 24, 2011 the Trust stated that it would undertake to include this information in future reports.

Response: The Trust undertakes to disclose that the Fund is diversified in the Notes to Financial Statements in future reports. Furthermore, the Trust undertakes to implement procedures with the Trust’s Adviser, Fund Counsel and Administrator to ensure that all undertakings made by the Trust within SEC response letters are reflected in the relevant future filings.

9.	SEC Comment: In future reports, in accordance with Item 4(c) of Form N-CSR, include further detail on the nature of the tax services provided by the Trust’s tax service provider.

Response: The Trust undertakes to make the requested revision in future Form N-CSR filings.

Semi-Annual Report filed August 30, 2016

10.	SEC Comment: The Staff notes the Fund reported use of securities lending within the Trust’s Semi-Annual Report. Confirm supplementally whether this is to become a new principal investment strategy for the Fund and, if so, disclose securities lending as a principal investment strategy within the Fund’s Prospectus, along with disclosure of related risks.

Response: The Trust confirms supplementally that securities lending is not a principal investment strategy of the Fund. However, the Trust undertakes to include disclosure concerning securities lending in future Fund prospectuses in the event that securities lending becomes a principal investment strategy of the Fund.

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I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Michael Quebbemann at U.S. Bancorp Fund Services, LLC at (414) 765-6316.

Sincerely,

/s/ Eric LeGoff
Eric LeGoff
Chief Executive Officer, Evermore Funds Trust

cc:   Joshua B. Deringer, Esq, Drinker Biddle & Reath LLP